Exhibit 3.3

April 29, 2026

Delivered by e-mail.

Personal and Confidential

Dean Medwid

1082900 BC Ltd.

502-110 Brew Street

Port Moody BC

V3H 0E4

Dear Dean,

Re:    Management Consulting Agreement with GroEstate Holdings, Inc.

We are pleased to offer 1082900 BC Ltd. (the “Consultant” or “you”), a consulting engagement with GroEstate Holdings, Inc., a Delaware corporation (the “Company”) upon your agreement with the following terms:

Term

1.	Your engagement with the Company will commence on April 27, 2026 (the “Effective Date”) and shall continue indefinitely unless and until terminated in accordance with the terms of this management consulting agreement (the “Agreement”).

Position, Duties and Reporting

2.	You will be engaged as a consultant in the position of Chief Executive Officer (CEO), Chief Financial Officer, Chief Operating Officer (COO), Secretary, and Treasurer and as set out in the attached Schedule “A” to this Agreement, and your duties and responsibilities as a consultant of the Company shall include those duties set out in that Schedule “A” (the “Services”) and roles and responsibilities as the CEO, CFO, COO, Treasurer, and Secretary (collectively, “Officer Roles”) of Company, which for clarity will include, but not be limited to performing functions with respect to the services that the Company is providing to GroEstate I, LLC, (“Subsidiary”) its wholly owned subsidiary pursuant to that certain management agreement, dated on or about the Effective Date (“Management Agreement”). During your consulting term other positions, duties and responsibilities may be assigned to you, from time to time, by the Board of Directors of the Company (the “Board”) consistent with your position, title, qualifications and experience, and such changes will not constitute a constructive dismissal.

3.	The parties acknowledge that Dean Medwid is a key employee and control person of the Consultant, and the Consultant hereby agrees to cause Dean Medwid to provide the Services to the Company on behalf of the Consultant.

4.	In this respect you will report to the Board. You will report fully on the management, operations and business affairs of the Company and advise, to the best of your ability and in accordance with reasonable business standards, on business matters that may arise from time to time. Recognizing the Company’s commitment to achieving the highest standards of openness and accountability, you shall raise, in a prompt manner, any good faith concerns you have regarding the conduct of the Company’s business or compliance with the Company’s financial, legal, or reporting obligations. Such good faith concerns should be brought to the Board.

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5.	You agree that during your term with the Company you will:

a)	devote your time and attention, and provide your best efforts, skills and talents, to all aspects of the Company as the Officer Roles.

b)	diligently and to the best of your abilities perform the duties and exercise the responsibilities assigned to you from time to time by the Board;

c)	deal at all times in good faith with the Company and its consultants, clients and suppliers;

d)	comply with all applicable laws, rules and regulations, and all requirements of all applicable regulatory, self-regulatory, and administrative bodies;

e)	act and conduct yourself at all times in the best interests of the Company; and

f)	cause Dean Medwid, as an employee of the Consultant, to fully comply with the terms and conditions of this Agreement in his performance of the Services on behalf of the Consultant as the Officer Roles and to exercise the standard of care, skill and judgment that would reasonably be expected of the Officer Roles of an organization comparable to the Company providing services similar in nature to the Services being provided by the Consultant hereunder.
6.	You agree and acknowledge that as part of your engagement with the Company part of your role is to develop goodwill in the Company and Subsidiary with respect to its shareholders, clients, members and the general public at large (the “Goodwill”). You agree and acknowledge that the Goodwill is derived, in part, from your role as all of the Officer Roles of the Company, that the Company has and maintains a proprietary interest in the Goodwill and that in your role as the Officer Roles of the Company you are to develop that Goodwill for the Company’s and its Subsidiary’s benefit.

Compensation and Benefits

7.	As compensation for your work for the Company as the Officer Roles you will receive the compensation and benefits set out in Schedule “B” to this Agreement, and you acknowledge that your entitlement to such compensation and benefits is limited to those amounts set out in that Schedule “B”.

Policies and Compliance

8.	You agree to abide by and comply with any policies applying to the Company’s consultants that may be introduced or issued by the Company from time to time. It is agreed that the introduction, modification, and administration of such policies are within the discretion of the Board. If there is a direct conflict between the terms of this Agreement and any such policy, this Agreement shall prevail to the extent of the inconsistency.

9.	You acknowledge and agree that all written and oral opinions, reports, advice, and materials provided by you to the Company in connection with your engagement hereunder are intended solely for the Company’s benefit and for the Company’s uses only, and that any such written and oral opinions, reports, advice and information are the exclusive property of the Company. In this regard you covenant and agree that the Company may utilize any such opinion, report, advice, and materials for any other purpose whatsoever and, furthermore, may reproduce, disseminate, quote from and refer to, in whole or in part, at any time and in any manner, any such opinion, report, advice and materials in the Company’s sole and absolute discretion.

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Confidentiality and Return of Property

10.	During your engagement with the Company the Consultant and Dean Medwid may have access to certain confidential or proprietary information relating to the Company, which will include (as applicable and without limitation) the Company’s ideas, discoveries, inventions, techniques, processes, know how, trade secrets, research, models, programs, designs, diagrams, drawings, data, software, lists of present and prospective customers and buying habits, purchase requirements, pricing and sales policies, suppliers, manufacturers, financial information, business plans, forecasts and strategies, advertising information, information related to the Company’s financial performance and business development, and confidential information belonging to third parties which the Company has an obligation to hold in confidence (collectively, the “Confidential Information”). You also agree as reasonably requested by the Company, to enter into the Company’s standard confidential information and invention assignment agreement (the “CIAA”).

11.	Confidential Information does not include information which:

a)	was in the public domain prior to the date it was received;

b)	was properly in your possession prior to its disclosure to the Company, and without any obligation of confidence attaching thereto; or

c)	becomes part of the public domain by publication or otherwise, other than due, wholly or in part, to your unauthorized acts or omissions.

12.	You acknowledge that the Confidential Information is owned by the Company even if you were involved in developing, creating, revising, maintaining, or storing the Confidential Information.

13.	You acknowledge that the disclosure of the Confidential Information could be harmful to the interests of the Company.

14.	Dean Medwid, in his personal capacity, agrees that, during the term of the Consultant’s engagement as the Officer Roles, will not directly or indirectly disclose, transfer, or use any Confidential Information, except where such disclosure is: (i) required in the performance of your engagement duties for the Company; (ii) required by law; or (iii) is pre-authorized by the Company in writing.

15.	During your engagement, you may be provided with certain Company equipment, computers, phones, tablets, supplies, keys, credit cards, access cards, identification cards and other property for business use for the Company (collectively, the “Company Property”). You agree that you will, and will cause Dean Medwid to, return all Company Property and Confidential Information immediately upon termination of your engagement or otherwise immediately upon the Company’s request in writing. Your obligation to return all Company Property and Confidential Information includes an obligation to return any such information stores on your personal electronic devices or deleting such information to the Company’s satisfaction.

Intellectual Property

16.	In this Agreement “Inventions” means any and all ideas, improvements, designs, processes, formulas, techniques, works of authorship (including software, notes, records and drawings), and/or discoveries, whether or not reduced to writing or practice, and whether or not subject to intellectual property protection (e.g. patents, copyrights, trade secrets and trademarks).

17.	In this Agreement “Covered Work” means and all Inventions conceived, discovered, authored, invented, developed or reduced to practice by you (along or with others), while engaged by the Company, or in whole or in part on the Company’s time, or in whole or in part using the Company’s equipment, supplies or facilities, or that depend for their effectiveness on, or incorporate, Confidential Information. An Invention that you conceive or develop is a Covered Work whether or not your activities occur: (i) on or off the Company’s premises; (ii) before, during or after working hours; or (iii) within or outside the scope of work assigned to you for the Company.

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18.	You hereby assign to the Company all worldwide right, title and interest to all Covered Work, whenever made, and agree that this assignment includes a present conveyance to the Company of ownership of Covered Work that is not yet in existence.

19.	You further understand that all original works of authorship that are Covered Work are “works made for hire”, as that term is defined under all applicable patent and copyright laws, and, in any case, are owned exclusively by the Company.

20.	You hereby waive any rights and claims you may have in any jurisdiction to the Covered Work, as well as any moral rights with respect to and Covered Work, and you confirm that the Company has the right to make, have made, exploit and own enhancements, derivative works and other modifications to all Covered Work.

21.	At the Company’s expense you will cooperate fully and promptly with the Company and execute such documents as may be requested if the Company desires to seek, document, enhance or defend the Company’s ownership, copyright, patent, trademark or other intellectual property protection relating to any Covered Work, even after your engagement is terminated. After your termination, the Company agrees to compensate you for any time you spend in so cooperating with the Company at an hourly rate calculated by converting your compensation at the time of termination of the engagement relationship to a regular FTE hourly rate (based on 2080 hours per annum). You appoint the Company (and its authorized agents) as your agent and attorney-in-fact for the following limited purposes: (i) to take action to obtain patents, copyrights, trademarks, or other kinds of legal protection in Covered Work; (ii) to assign any rights you may have in the Covered Work to the Company; and (iii) to protect those rights from infringement. This appointment and power of attorney are irrevocable and coupled with an interest. Any action taken by the Company under this power of attorney will have the same legal effect as if done by you.

Termination of Engagement

22.	Notwithstanding any other provision in this Agreement, this Agreement and your Services may be terminated at any time by either Party on thirty (30) days notice to the other Party for convenience. In the event of a breach of this Agreement, the non-breaching Party may terminate on fifteen (15) days notice to the extent such breach is not cured during such period. The non-breaching Party may terminate immediately for a breach that cannot be reasonably cured. In the event of Mr. Medwid’s death, the Agreement will terminate immediately on such date. Each of such date of termination hereinafter is referred to as the “Termination Date”. Upon any termination of this Agreement, Consultant will be entitled to all payments due hereunder, including Base Compensation, up to the Termination Date.

Resignation on Termination

23.	Consultant covenants and agrees that, upon any termination of this Agreement for any reason, howsoever caused, Consultant shall cause Dean Medwid to forthwith tender his resignation from all offices, directorships and trusteeships then held by him at the Company or any of the Company’s affiliates, such resignation to be effective upon the Termination Date. If Dean Medwid fails to resign as set out above, you agree that he will be deemed to have resigned from all such offices, directorships and trusteeships, and the Company is hereby authorized by you to appoint any person in his name and on your behalf to sign any documents or do anything necessary or required to give effect to such resignation.

Privacy and Personal Information

24.	In this Agreement “Personal Information” means information about an identifiable individual.

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25.	Consultant shall take all necessary steps to protect and maintain the Personal Information of the consultants, consultants and clients of the Company obtained in the course of your engagement with the Company.

26.	Consultant agrees that the Company may collect Personal Information about Consultant during its term of engagement for the purposes of establishing, managing and/or terminating the engagement relationship. Consultant agrees that the Company may use and disclose your Personal Information for those purposes or as permitted or required by law, including use of the Consultant’s and Mr. Medwid’s name in any required Securities Exchange Commission or state filings.
27.	Consultant agrees that it has no expectation of privacy in Company Property, and Consultant understands that all Company Property is subject to inspection by the Company or its agents at any time with or without further notice to you, subject to applicable privacy laws.

Non-Solicitation

28.	Consultant understands that as the Officer Roles, Consultant and Mr. Medwid will occupy a position of high fiduciary trust and confidence. In Consultant’s role and Dean Medwid will acquire a wide knowledge of the Company’s business and you will learn of and develop the Company’s plans and strategies.

29.	Consultant agrees that during its engagement with the Company, and for a period of twelve months immediately following its termination, regardless of the reason for such termination or the Party effecting it, Consultant shall not, and it shall cause Dean Medwid not to, except for the benefit of the Company, directly or indirectly, either for your own benefit or on in conjunction with or on behalf of any other person or entity:

a)	take away or cause to be taken away any consultant of the Company generally for the purpose of engagement in any business related to or competitive with the business of the Company;

b)	contact, engage with, make introductions to, any of the clients, suppliers, purchasers of the Company and/or its ownership-related entities;
c)	attempt to solicit any business, clients, or suppliers (including potential clients from which the Company has a reasonable probability of obtaining business) away from the Company; or

d)	otherwise attempt to interfere with or damage the Company’s reputation, business interests, or any of its affiliates’ business relationship with any of suppliers and clients.

Injunctive Relief

30.	You agree that if you breach the confidentiality, non-solicitation or intellectual property clauses in this Agreement or the CIAA, including pursuant to the breach thereof by Dean Medwid, such breach will give rise to irreparable injury to the Company for which damages are an inadequate remedy, and the Company may pursue injunctive relief for such breach. You further agree that the confidentiality, non-solicitation and intellectual property clauses in this Agreement and the CIAA are fair and reasonable restrictions.

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Additional Terms

31.	This Agreement, and the documents and policies referred to herein, describes your entire engagement agreement with the Company. This Agreement supersedes and replaces any prior agreements or representations, whether oral or written, between you and the Company.

32.	No amendment or modification of this Agreement shall be valid unless it is put in writing and signed by both Parties.

33.	The Parties acknowledge and agree that this Agreement has been executed by each of them in consideration of the mutual promises and covenants herein contained, and for other good and valuable consideration, the receipts and sufficiency of which is acknowledged. The Parties waive any and all defenses relating to an alleged failure or lack of consideration in connection with this Agreement.

34.	This Agreement shall be governed by the laws of the state of Delaware.

35.	The terms of this Agreement shall remain in effect throughout Consultant’s engagement with the Company, notwithstanding any changes to your title, position, duties, responsibilities, or compensation as set out in the Schedules to this Agreement or otherwise.

36.	In the event that this Agreement provides a lesser benefit to Consultant than the minimum standard contained in any applicable legislation, including the British Columbia Engagement Standards Act, the minimum standard contained in such legislation shall be deemed incorporated into this Agreement so as to provide Consultant with its minimum legislative entitlement, in full satisfaction of any entitlement Consultant may have under statute or at common law, and shall prevail to the extent of the inconsistency.

37.	Consultant agrees that it has been provided with a reasonable opportunity to consult with a lawyer to obtain an explanation of the contents, terms and effect of this Agreement and that it fully understands and accept the contents, terms and effect of this Agreement.

38.	Each provision of this Agreement is a separate obligation and is severable from all other such obligations, and if any of them is held to be invalid or unenforceable, this Agreement will be construed by limiting, restricting, or reducing the application or scope of the applicable provision or provisions, to the extend necessary to comply with applicable law then in effect.

39.	As agreed upon by the Board, and for so long as such commitments do not, in the discretion of the Board, conflict with or detract from Consultant’s ability to meet its obligations (including, but not limited to confidentiality and fiduciary) to the Company, Consultant is permitted with prior written approval to hold director positions with other companies.

Acknowledge

40.	The Consultant acknowledges that:

a)	it has read and understood this Agreement;

b)	it has been given an opportunity to obtain independent legal advice concerning this Agreement and the provisions hereof and the interpretation and effect of this Agreement, and by signing this Agreement represents and warrants that it has either obtained advice or voluntarily waived the opportunity to receive same; and

c)	it has entered into this Agreement voluntarily.

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If this offer of engagement is acceptable to Consultant, please sign the enclosed copy of this Agreement in the designated space below and return it to the Company prior to the Effective Date hereof.

Yours truly,

GroEstate Holdings, Inc.

Per: Isaac Horton, CTO

/s/ Isaac Horton

Isaac Horton - CTO

1082900 BC Ltd.

Per: Dean Medwid

/s/ Dean Medwid

Dean Medwid, Principal

The undersigned, Dean Medwid, hereby acknowledges and agrees to the terms of this Agreement and specifically such sections as they apply to him in his personal capacity.

/s/ Dean Medwid

Dean Medwid

Schedules “A” and “B” follow.

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Schedule “A”

Engagement Title, Duties and Responsibilities

Job Title

Consultant shall cause Dean Medwid to provide services to the Company in the position of Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer on an independent contractor basis.

Hours of Work

Consultant’s hours of work will be variable per schedule “B”. Consultant’s work will be performed from its offices as it sees fit and business requires.

Duties and Responsibilities

Consultant will report to the Board and perform such duties and assume such responsibilities as the Board may require and assign to Consultant, from time to time, including the possibility of serving as a director of the Company or its affiliates as the circumstances dictate and the Parties agree. Certain of the Services will include, but not be limited to:

a)	Performance under the Management Agreement.
b)	Manage marketing and sales of the Company / Subsidiary.
c)	Manage employees / other executives of the Company / Subsidiary.
d)	Assist in capital raising initiatives for the Company at the direction of the Board on behalf of the Company / Subsidiary.
e)	Advise the Company / Subsidiary on operations management, implementation and launch of the business of Company / Subsidiary.
f)	Work with Company / Subsidiary on all business development projects.

In this regard it is hereby acknowledged and agreed that Consultant shall be entitled to communicate with and shall rely upon the immediate advice, direction and instructions of the Board, or upon the advice or instructions of the Chairperson or such other director or officer of the Company as the Board shall, from time to time, designate in times of the Chairperson’s absence, in order to initiate, coordinate and implement the duties and responsibilities as contemplated herein subject, at all times, to the final direction and supervision of the Board.

/s/ Dean Medwid                   April 27, 2026
Consultant Signature and Date

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Schedule “B”

Compensation

Compensation and Benefits

Base Compensation and Increases

It is hereby acknowledged and agreed that Consultant will provide the Services and perform the duties and responsibilities as set forth in this Agreement during the continuance of this Agreement and shall thus be compensated from the Effective Date of this Agreement to the termination of the same by way of the payment by the Company to Consultant of a monthly amount of $15,000.00 (the “Base Compensation”). It is acknowledged and agreed by the parties that the actual hours required in any day, week or month may vary, and no such variance shall entitle the Consultant to any additional compensation or remedy other than as set out above.

Reimbursement of Expenses

Upon presentation of proper receipts or other proof of expenditure and subject to such reasonable guidelines or limitations provided by the Company from time to time, the Company shall reimburse Consultant for all reasonable and necessary business and travel expenses actually incurred by you directly in connection with the business affairs of the Company and the performance of your duties and responsibilities (collectively, the “Expenses”). You shall comply with such reasonable limitations and reporting requirements with respect to such Expenses, including provision of receipts and related documentation, as the Company may establish from time to time.

No other benefits

You are not entitled to any other payment, benefit, perquisite, allowance or entitlement other than as specifically set out in this Agreement or as otherwise approved by the Board of Directors and agreed to in writing and signed by the Company and yourself.

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